SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO.1


                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement

                  (Pursuant to Section 13(e) of the Securities
                              Exchange Act of 1934)

                            FOAMEX INTERNATIONAL INC.
                              (Name of the Issuer)


                       TRACE INTERNATIONAL HOLDINGS, INC.
                             TRACE MERGER SUB, INC.
                            FOAMEX INTERNATIONAL INC.
                                MARSHALL S. COGAN
                       (Name of Persons Filing Statement)


                                  Common Stock,
                                 $0.01 par value
                         (Title of Class of Securities)
                                    344123104
                      (CUSIP Number of Class of Securities)

                              Philip N. Smith, Jr.
                     c/o Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                               New York, NY 10152
                                 (212) 230-0400
         (Name, Address and Telephone Number of Person(s) Authorized to
                 Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

                   This statement is filed in connection with
                          (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
        or Rule 13e-3(c) [ss. 240.13e(c)] under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].

                            Calculation of Filing Fee


Transaction Valuation (1):      $279,097,394
Amount of Filing Fee (1):       $55,820

(1) Estimated solely for purposes of calculating the filing fee and based pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 16,757,201 shares of common stock, $0.01 par value (the "Common Stock"), of Foamex International Inc. calculated as follows: (i) 25,014,823 shares of Common Stock issued and outstanding (less 11,475,000 shares of Common Stock then owned by Trace International Holdings, Inc. ("Trace") or any subsidiary of Trace) and (ii) 3,217,378 shares of Common Stock to be issued upon the exercise of in-the-money options and warrants to purchase shares of Common Stock. The proposed maximum aggregate value of the transaction is $279,097,394 calculated as follows: (the sum of (i) the product of (a) 25,014,823 shares of Common Stock issued and outstanding (less 11,475,000 shares of Common Stock then owned by Trace or any subsidiary of Trace) and (b) $18.75, and (ii) cash consideration of $25,225,713 to be paid for the options and warrants being surrendered in connection with the transaction. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $55,820
Filing Party:  Foamex International Inc.
Form or Registration No.:  Proxy Statement File No. 0-22624
Date Filed:  July 6, 1998

                                  INTRODUCTION


                  This Rule 13e-3 Transaction Statement (as amended, the "Statement") is being filed by Trace International Holdings, Inc., a Delaware corporation ("Trace"), Trace Merger Sub, Inc., a Delaware corporation ("Merger Sub"), Foamex International Inc., a Delaware corporation ("Foamex International"), and Marshall S. Cogan in connection with the proposed merger (the "Merger") of Merger Sub with and into Foamex International, pursuant to the Agreement and Plan of Merger, dated as of June 25, 1998, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 6, 1998(the "Merger Agreement"), among Trace, Merger Sub and Foamex International. Trace , Merger Sub and Marshall S. Cogan are each affiliates of Foamex International and its affiliated entities.

                  The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in Foamex International's preliminary proxy statement (the "Proxy Statement") concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger, which contains information required to be included in response to items of this Statement. A copy of the Proxy Statement is attached hereto as Exhibit (d). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Foamex International or its advisors, or actions or events with respect to any of them, was provided by Foamex International, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Trace or its affiliates (except for Foamex International or Marshall S. Cogan), or actions or events with respect to them, was provided by Trace, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Marshall S. Cogan or his affiliates (except for Trace or Foamex International), or actions or events with respect to them, was provided by Marshall S. Cogan. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the preliminary Proxy Statement is intended to be solely for the information and use of the SEC, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this statement shall have the respective meanings given them in the Proxy Statement.

                              CROSS REFERENCE SHEET

Item in Schedule 13E-3        Caption in Proxy Statement
----------------------        --------------------------
Item 1(a)                     Cover Page; SUMMARY - The Parties

Item 1(b)                     Cover Page; SUMMARY - The Special Meeting - Record Date and Voting

Item 1(c)-(d)                 MARKET PRICE AND DIVIDEND INFORMATION

Item 1(e)                     Not Applicable

Item 1(f)                     CERTAIN TRANSACTIONS IN THE COMMON STOCK

Item 2(a)-(d), (g)            SUMMARY - The Parties; APPENDIX D - Certain Information Regarding
                              Directors and Executive Officers of Trace, Merger Sub and the
                              Company

Item 2(e)-(f)                 Not Applicable


Item 3(a)(1)                  CERTAIN TRANSACTIONS; CERTAIN TRANSACTIONS IN THE COMMON STOCK

Item 3(a)(2) - (b)            SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS -
                              Recommendation of the Special Committee; Fairness of the Merger;
                              SPECIAL FACTORS - Recommendation of the Board of Directors; THE
                              MERGER AGREEMENT; SPECIAL FACTORS - Interests of Certain Persons in
                              the Merger; CERTAIN TRANSACTIONS

Item 4(a)-(b)                 SUMMARY; SPECIAL FACTORS - Purpose and Structure of the Merger;
                              SPECIAL FACTORS - Interests of Certain Persons in the Merger;
                              SPECIAL FACTORS - Certain Effects of the Merger; SPECIAL FACTORS -
                              Certain Federal Income Tax Consequences; THE MERGER AGREEMENT;
                              APPENDIX A - The Merger Agreement
                                                           -
Item 5(a), (b), (d) and (e)   SPECIAL FACTORS - Plans for the Company After the Merger

Item 5(c), (f) and (g)        SUMMARY - Special Factors - Certain Effects of the Merger; SPECIAL
                              FACTORS - Interests of Certain Persons in the Merger - Directors and
                              Officers; SPECIAL FACTORS - Certain Effects of the Merger

Item 6(a) - (b)               SPECIAL FACTORS - Sources of Funds; Fees and Expenses; THE MERGER
                              AGREEMENT - Fees and Expenses

                                       -4-

Item 6(c)                     SPECIAL FACTORS - Sources of Funds; Fees and Expenses

Item 6(d)                     Not Applicable


Item 7(a)                     SUMMARY - Special Factors - Purpose and Structure of the Merger;
                              SPECIAL FACTORS - Purpose and Structure of the Merger; SPECIAL
                              FACTORS - Background of the Merger

Item 7(b)                     SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS -
                              Purpose and Structure of the Merger

Item 7(c)                     SUMMARY - The Special Meeting - Vote Required; Revocability of
                              Proxies; SPECIAL FACTORS - Recommendation of the Special Committee;
                              Fairness of the Merger; SPECIAL FACTORS Recommendation of the Board
                              of Directors; THE SPECIAL MEETING Vote Required; Revocability of
                              Proxies

Item 7(d)                     SUMMARY - Special Factors - Certain Effects of the Merger;
                              SUMMARY - Special Factors - Certain U.S. Federal Income Tax
                              Consequences; SUMMARY - The Merger; SPECIAL FACTORS - Purpose
                              and Structure of the Merger; SPECIAL FACTORS - Plans for the
                              Company After the Merger; SPECIAL FACTORS - Certain Effects of
                              the Merger; SPECIAL FACTORS - Interests of Certain Persons in
                              the Merger; SPECIAL FACTORS - Certain Federal Income Tax
                              Consequences; THE MERGER AGREEMENT

Item 8(a) - (b)               SUMMARY - Special Factors - Recommendation of the Special
                              Committee; Fairness of the Merger; SUMMARY - Special Factors -
                              Recommendation of the Board of Directors; SPECIAL FACTORS -
                              Background of the Merger; SPECIAL FACTORS - Purpose and Structure
                              of Merger; SPECIAL FACTORS - Recommendation of the Special
                              Committee; Fairness of the Merger; SPECIAL FACTORS -
                              Recommendation of the Board of Directors; SPECIAL FACTORS -
                              Opinion of Financial Advisor to the Special Committee; SPECIAL
                              FACTORS - Opinion of Financial Advisor to the Special


                                       -5-


                              Committee - Comparative Stock Price Performance Analysis; SPECIAL
                              FACTORS - Perspective of Trace and Merger Sub on the Merger;
                              SPECIAL FACTORS - Perspective of Marshall S. Cogan on the Merger;
                              THE SPECIAL MEETING - Matters to Be Considered at the Special
                              Meeting; SPECIAL FACTORS - Interests of Certain Persons in the
                              Merger; CERTAIN TRANSACTIONS IN THE COMMON STOCK; APPENDIX B -
                              Fairness Opinion of The Beacon Group Capital Services, LLC


Item 8(c)                     SUMMARY - The Special Meeting - Vote Required; Revocability of
                              Proxies; SPECIAL FACTORS - Recommendation of the Special
                              Committee; Fairness of the Merger; SPECIAL FACTORS Recommendation
                              of the Board of Directors; THE SPECIAL MEETING Vote Required;
                              Revocability of Proxies

Item 8(d)                     SUMMARY - Special Factors - Recommendation of the Special
                              Committee; Fairness of the Merger; SUMMARY - Special Factors -
                              Recommendation of the Board of Directors; SUMMARY - Opinion of
                              Financial Advisor to the Special Committee; SPECIAL FACTORS -
                              Background of the Merger; SPECIAL FACTORS - Recommendation of the
                              Special Committee; Fairness of the Merger; SPECIAL FACTORS -
                              Recommendation of the Board of Directors; APPENDIX B - Fairness
                              Opinion of The Beacon Group Capital Services, LLC

Item 8(e)                     SUMMARY - Special Factors - Recommendation of the Special
                              Committee; Fairness of the Merger; SUMMARY - Special Factors
                              Recommendation of the Board of Directors; SPECIAL FACTORS
                              Recommendation of the Special Committee; Fairness of the Merger;
                              SPECIAL FACTORS - Recommendation of the Board of Directors


Item 8(f)                     None


Item 9(a)-(c)                 SUMMARY - Opinion of Financial Advisor to the Special Committee;
                              SPECIAL FACTORS - Background of the

                                       -6-

                              Merger; SPECIAL FACTORS - Recommendations of the Special
                              Committee; Fairness of the Merger; SPECIAL FACTORS -
                              Recommendation of the Board of Directors; SPECIAL FACTORS -
                              Opinion of Financial Advisor to the Special Committee; APPENDIX B -
                              Fairness Opinion of The Beacon Group Capital Services, LLC

Item 10(a)                    SPECIAL FACTORS - Interests of Certain Persons in the Merger;
                              SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Item 10(b)                    CERTAIN TRANSACTIONS IN THE COMMON STOCK


Item 11                       Letter to Stockholders; SUMMARY - The Special Meeting - Record
                              Date and Voting; SUMMARY - The Special Meeting - Vote Required;
                              Revocability of Proxies; SPECIAL FACTORS - Background of the
                              Merger; SPECIAL FACTORS - Sources of Funds; Fees and Expenses;
                              SPECIAL FACTORS - Interests of Certain Persons in the Merger; THE
                              SPECIAL MEETING - Record Date and Voting; THE SPECIAL MEETING -
                              Vote Required; Revocability of Proxies; THE SPECIAL MEETING -
                              Matters to be Considered at the Special Meeting; THE MERGER
                              AGREEMENT; CERTAIN TRANSACTIONS IN THE COMMON STOCK; APPENDIX
                              A--The Merger Agreement

Item 12(a) - (b)              SUMMARY - Appraisal Rights; THE SPECIAL MEETING - Appraisal Rights;
                              THE SPECIAL MEETING - Vote Required; Revocability of Proxies;
                              SPECIAL FACTORS - Perspective of Trace and Merger Sub on the
                              Merger; SPECIAL FACTORS - Perspective of Marshall S. Cogan on the
                              Merger; Statement of appraisal rights (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit
                              17(d))

                                       -7-


Item 13(a)                    SUMMARY - Appraisal Rights; THE SPECIAL MEETING - Appraisal Rights;
                              statement of appraisal rights (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d))

Item 13(b) - (c)              Not Applicable

Item 14(a)                    SELECTED FINANCIAL DATA; FINANCIAL STATEMENTS

Item 14(b)                    Not Applicable

Item 15(a) - (b)              SUMMARY - Special Factors -Recommendation of the Special Committee;
                              Fairness of the Merger; SUMMARY - Special Factors - Recommendation of
                              the Board of Directors; SUMMARY - Opinions of Financial Advisor to the
                              Special Committee; SUMMARY - Solicitation of Proxies; SPECIAL FACTORS -
                              Background of the Merger; SPECIAL FACTORS - Recommendation of the
                              Special Committee; Fairness of the Merger; SPECIAL FACTORS -
                              Recommendation of the Board of Directors; SPECIAL FACTORS - Opinions of
                              Financial Advisor to the Special Committee; SPECIAL FACTORS - Sources of
                              Funds; Fees and Expenses; THE SPECIAL MEETING - Solicitation of Proxies;
                              THE MERGER AGREEMENT - Fees and Expenses

Item 16                       The information set forth in the Proxy Statement is incorporated herein by reference

Item 17(a)                    Not applicable as it is anticipated that such agreements will not be executed until the closing of the transaction.

Item 17(b)                    Opinion of The Beacon Group Capital Services, LLC, dated June
                              25, 1998 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as Exhibit 17(d)).

Item 17(c)                    Agreement and Plan of Merger, dated as of June 25, 1998, among Trace,
                              Merger Sub and Foamex International, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated


                                       -8-

                              as of July 6, 1998 (incorporated by reference to Appendix A to the Proxy
                              Statement attached hereto as Exhibit 17(d)).

Item 17(d)                    Preliminary copy of Letter to Stockholders, Notice of Special Meeting of
                              Stockholders, Proxy Statement and form of Proxy for the Special meeting of Stockholders of Foamex International.

Item 17(e)                    Statement of appraisal rights set forth in Appendix C (Section 262 of the
                              Delaware General Corporation Law) to the Proxy Statement included in
                              Exhibit 17(d) hereto

Item 17(f)                    Not Applicable


                                       -9-

ITEM 1.                       Issuer and Class of Security Subject to the Transaction.
--------------------------------------------------------------------------------------

(a)                           The information set forth in "Cover Page" and "SUMMARY - The Parties"
                              in the Proxy Statement is incorporated herein by reference.

(b)                           The information set forth in "Cover Page," and SUMMARY - The
                              Special Meeting - Record Date and Voting" in the Proxy Statement is
                              incorporated herein by reference.

(c) - (d)                     The information set forth in "MARKET PRICE AND DIVIDEND INFORMATION"
                              in the Proxy Statement is incorporated herein by reference.

(e)                           Not applicable.

(f)                           The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK"
                              in the Proxy Statement is incorporated herein by reference.

ITEM 2.                       Identity and Background.
------------------------------------------------------


This Statement is being jointly filed by Foamex International (the issuer of the class of equity securities which is the subject of the transaction), Trace, Trace Merger Sub, Inc. (a wholly owned subsidiary of Trace) and Marshall S. Cogan, Chairman and Chief Executive Officer of Trace.


(a) - (d), (g)                The information set forth in "SUMMARY - The Parties" and "APPENDIX D -
                              Certain Information Regarding Directors and Executive Officers of Trace,
                              Merger Sub and the Company" in the Proxy Statement is incorporated herein by reference.


(e) and (f)                   None of Trace, Merger Sub, Foamex International or Marshall S. Cogan or,
                              to the best of - their knowledge, no executive officer, director or controlling person of Trace, Merger Sub or Foamex International has during the past five years (i) been convicted in a criminal proceeding
                              (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or



                                      -10-

                              state securities laws or finding any violation with respect to such laws.

ITEM 3.                       Past Contacts, Transactions or Negotiations.
--------------------------------------------------------------------------


(a)(1)                        The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK"
                              and "CERTAIN TRANSACTIONS" in the Proxy Statement is incorporated herein by reference.

(a)(2) - (b)                  The information set forth in "SPECIAL FACTORS - Background of the Merger,"
                              "SPECIAL FACTORS - Recommendation of the Special Committee; Fairness of
                              the Merger," "SPECIAL FACTORS Recommendation of the Board of Directors,"
                              "SPECIAL FACTORS - Interests of Certain Persons in the Merger," "CERTAIN
                              TRANSACTIONS" and "THE MERGER AGREEMENT" in the Proxy Statement is
                              incorporated herein by reference.

ITEM 4.                       Terms of the Transaction.
-------------------------------------------------------

(a) - (b)                     The information set forth in "SUMMARY," "SPECIAL FACTORS - Purpose and
                              Structure of the Merger," "SPECIAL FACTORS - Interests of Certain
                              Persons in the Merger," "SPECIAL FACTORS - Certain Effects of the
                              Merger," "SPECIAL FACTORS - Certain Federal Income Tax Consequences,"
                              "THE MERGER AGREEMENT," and "APPENDIX A - The Merger Agreement" in the
                              Proxy Statement is incorporated herein by reference.

ITEM 5.                       Plans or Proposals of the Issuer or Affiliate.
----------------------------------------------------------------------------

(a), (b), (d)
and (e)                       The information set forth in "SPECIAL FACTORS - Plans for the Company
                              After the Merger" in the Proxy Statement is incorporated herein by reference.

(c), (f) and
(g)                           The information set forth in "SUMMARY - Special Factors - Certain Effects of the Merger," "SPECIAL FACTORS - Interests of Certain Persons in the
                              Merger - Directors and Officers," and "SPECIAL FACTORS - Certain Effects
                              of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 6.                       Source and Amounts of Funds or Other Consideration.
---------------------------------------------------------------------------------

                                      -11-

(a) - (b)                     The information set forth in "SPECIAL FACTORS - Sources of Funds; Fees and
                              Expenses" and "THE MERGER AGREEMENT - Fees and Expenses" in the Proxy
                              Statement is incorporated herein by reference.

(c)                           The information set forth in "SPECIAL FACTORS - Sources of Funds; Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

(d)                           Not applicable.

ITEM 7.                       Purpose(s), Alternatives, Reasons and Effects.
----------------------------------------------------------------------------

(a)                           The information set forth in "SUMMARY - Special Factors - Purpose and
                              Structure of the Merger," "SPECIAL FACTORS - Purpose and Structure of
                              the Merger" and "SPECIAL FACTORS - Background of the Merger" in the
                              Proxy Statement is incorporated herein by reference.

(b)                           The information set forth in "SPECIAL FACTORS - Background of the
                              Merger" and "SPECIAL FACTORS - Purpose and Structure of the Merger" in
                              the Proxy Statement is incorporated herein by reference.

(c)                           The information set forth in "SUMMARY - Special Factors - Purpose and
                              Structure of the Merger" and "SPECIAL FACTORS - Purpose and Structure of
                              the Merger" in the Proxy Statement is incorporated herein by reference.

(d)                           The information set forth in "SUMMARY - Special Factors - Certain Effects of the Merger," "SUMMARY - Special Factors - Certain U.S. Federal Income
                              Tax Consequences," "SUMMARY - The Merger," "SPECIAL FACTORS - Purpose
                              and Structure of the Merger," "SPECIAL FACTORS - Plans for the Company
                              After the Merger," "SPECIAL FACTORS - Certain Effects of the Merger,"
                              "SPECIAL FACTORS - Certain Federal Income Tax Consequences" and "THE
                              MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 8.                       Fairness of the Transaction.
----------------------------------------------------------

(a) - (b)                     The information set forth in "SUMMARY - Special Factors - Recommendation of the Special Committee; Fairness of the Merger," "SUMMARY - Special
                              Factors - Recommendation of the Board of Directors," "SPECIAL FACTORS -
                              Background of the Merger," "SPECIAL FACTORS - Purpose and Structure


                                      -12-

                              of Merger," "SPECIAL FACTORS - Recommendation of the Special Committee;
                              Fairness of the Merger," "SPECIAL FACTORS - Recommendation of the Board
                              of Directors," "SPECIAL FACTORS - Opinion of Financial Advisor to the
                              Special Committee," "SPECIAL FACTORS - Opinion of Financial Advisor
                              to the Special Committee - Comparative Stock Price Performance
                              Analysis," "SPECIAL FACTORS - Perspective of Trace and Merger Sub on the
                              Merger," "SPECIAL FACTORS - Perspective of Marshall S. Cogan on the
                              Merger," "THE SPECIAL MEETING - Matters to Be Considered at the Special
                              Meeting," "SPECIAL FACTORS - Interests of Certain Persons in the
                              Merger," "CERTAIN TRANSACTIONS IN THE COMMON STOCK" and "APPENDIX B -
                              Fairness Opinion of The Beacon Group Capital Services, LLC" in the Proxy
                              Statement is incorporated herein by reference.

(c)                           The information set forth in "SUMMARY - The Special Meeting - Vote Required;
                              Revocability of Proxies," "SUMMARY - Special Factors - Recommendation of
                              the Special Committee; Fairness of the Merger," "SUMMARY - Special
                              Factors - Recommendation of the Board of Directors," "SPECIAL FACTORS -
                              Recommendation of the Special Committee; Fairness of the Merger,"
                              "SPECIAL FACTORS - Recommendation of the Board of Directors" and "THE
                              SPECIAL MEETING - Vote Required; Revocability of Proxies" in the Proxy
                              Statement is incorporated herein by reference.

(d)                           The information set forth in "SUMMARY - Special Factors - Recommendation of the Special Committee; Fairness of the Merger," "SUMMARY - Special
                              Factors - Recommendation of the Board of Directors," "SUMMARY - Special
                              Factors - Opinion of Financial Advisor to the Special Committee,"
                              "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS -
                              Recommendation of the Special Committee; Fairness of the Merger,"
                              "SPECIAL FACTORS - Recommendation of the Board of Directors" and
                              "APPENDIX B - Fairness Opinion of The Beacon Group Capital Services,
                              LLC" in the Proxy Statement is incorporated herein by reference.

(e)                           The information set forth in "SUMMARY - Special Factors - Recommendation of the Special Committee; Fairness of the Merger," "SUMMARY - Special
                              Factors Recommendation of the Board of

                                      -13-

                              Directors," "SPECIAL FACTORS - Recommendation of the Special Committee;
                              Fairness of the Merger," "SPECIAL FACTORS - Recommendation of the Board
                              of Directors" in the Proxy Statement is incorporated herein by reference.


(f)                           None.


ITEM 9                        Reports, Opinions, Appraisals and Certain Negotiations.
-------------------------------------------------------------------------------------

(a) - (c)                     The information set forth in "SUMMARY - Special Factors - Opinion of
                              Financial Advisor to the Special Committee," "SPECIAL FACTORS -
                              Background of the Merger," "SPECIAL FACTORS - Recommendation of the
                              Special Committee; Fairness of the Merger," "SPECIAL FACTORS -
                              Recommendation of the Board of Directors," "SPECIAL FACTORS - Opinion of
                              Financial Advisor to the Special Committee" and "APPENDIX B - Fairness
                              Opinion of The Beacon Group Capital Services, LLC" in the Proxy
                              Statement is incorporated herein by reference.

ITEM 10.                      Interest in Securities of the Issuer.
-------------------------------------------------------------------

(a)                           The information set forth in "SPECIAL FACTORS - Interests of Certain
                              Persons in the Merger" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
                              BENEFICIAL OWNERS" in the Proxy Statement is incorporated herein by reference.

(b)                           The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK"
                              in the Proxy Statement is incorporated herein by reference.

ITEM 11.                      Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.
----------------------------------------------------------------------------------------------------------------

                              The information set forth in "Letter to Stockholders," "SUMMARY -
                              The Special Meeting - Record Date and Voting," "SUMMARY - The Special
                              Meeting - Vote Required; Revocability of Proxies," "SPECIAL FACTORS -
                              Background of the Merger," "SPECIAL FACTORS - Sources of Funds; Fees and
                              Expenses," "SPECIAL FACTORS - Interests of Certain Persons in the
                              Merger," "THE SPECIAL MEETING - Record Date and Voting," "THE SPECIAL
                              MEETING - Vote Required; Revocability of Proxies," " THE SPECIAL MEETING
                              Matters to Be Considered at the Special Meeting," "THE MERGER
                              AGREEMENT," "CERTAIN


                                      -14-


                              TRANSACTIONS" and "APPENDIX A--The Merger Agreement" in the Proxy Statement
                              is incorporated herein by reference.


ITEM 12.                      Present Intention and Recommendation of Certain Persons with Regard to the
                              Transaction.
                              ----------------------------------------------------------------------------


(a) - (b)                     The information set forth in "SUMMARY - Appraisal Rights," "THE SPECIAL
                              MEETING - Appraisal Rights," "SUMMARY - The Special Meeting - Vote
                              Required; Revocability of Proxies," "THE SPECIAL MEETING - Vote
                              Required; Revocability of Proxies," "SPECIAL FACTORS - Perspective of
                              Trace and Merger Sub on the Merger," "SPECIAL FACTORS - Perspective of
                              Marshall S. Cogan on the Merger," and statement of appraisal rights
                              (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d)) in the Proxy Statement is incorporated herein by reference.


ITEM 13.                      Other Provisions of the Transaction.
------------------------------------------------------------------

(a)                           The information set forth in "SUMMARY - Appraisal Rights" and "THE SPECIAL
                              MEETING Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

(b) - (c)                     Not applicable.

ITEM 14.                      Financial Information.
----------------------------------------------------

(a)                           The information set forth in "CERTAIN PROJECTED FINANCIAL DATA," "SELECTED
                              HISTORICAL FINANCIAL DATA" and "SELECTED HISTORICAL AND PRO FORMA
                              FINANCIAL DATA" in the Proxy Statement is incorporated herein by reference, as is the information in the Company's Annual Report on Form
                              10-K for the year ended December 28, 1997 (as amended) and its quarterly report on Form 10-Q for the quarterly period ended March 29, 1998 (as amended).

(b)                           Not applicable.

ITEM 15.                      Persons and Assets Employed, Retained or Utilized.
--------------------------------------------------------------------------------

(a) - (b)                     The information set forth in "SUMMARY - Special Factors - Recommendation of the Special Committee; Fairness of the Merger," "SUMMARY - Special
                              Factors - Recommendation of the Board of Directors; "SUMMARY - Opinion
                              of Financial Advisor

                                      -15-

                              to the Special Committee," "SUMMARY - Solicitation of Proxies," "SPECIAL
                              FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendation
                              of the Special Committee; Fairness of the Merger," "SPECIAL FACTORS -
                              Recommendation of the Board of Directors," "SPECIAL FACTORS - Opinion of
                              Financial Advisor to the Special Committee," "SPECIAL FACTORS - Sources
                              of Funds; Fees and Expenses," "THE SPECIAL MEETING - Solicitation of
                              Proxies," and "THE MERGER AGREEMENT - Fees and Expenses" in the Proxy
                              Statement is incorporated herein by reference.

ITEM 16.                      Additional Information.
-----------------------------------------------------

                              The information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 17.                      Material to be Filed as Exhibits.
---------------------------------------------------------------


(a)                           To be filed by amendment.


(b)                           Opinion of The Beacon Group Capital Services, LLC, dated June 25, 1998
                              (incorporated by reference to Appendix B to the Proxy Statement attached hereto as Exhibit 17(d)).

(c)                           Agreement and Plan of Merger, dated as of June 25, 1998, among Trace,
                              Merger Sub and Foamex International, as amended by Amendment No. 1 to the
                              Agreement and Plan of Merger, dated as of July 6, 1998 (incorporated by reference to Appendix A to the Proxy Statement attached hereto as Exhibit 17(d)).

(d)                           Amended preliminary copy of Letter to Stockholders, Notice of Special Meeting of Stockholders and form of proxy, and Amendment No. 1 to Preliminary
                              Proxy Statement, each relating to the special meeting of Stockholders of
                              Foamex International.


(e)                           Statement of appraisal rights (Section 262 of the Delaware General Corporation
                              Law) (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17 (d)).

(f)                           Not Applicable.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 28, 1998



         TRACE INTERNATIONAL HOLDINGS, INC.



         By:  /s/ Philip N. Smith, Jr.
             ---------------------------
           Name:  Philip N. Smith, Jr.
           Title: Senior Vice President


         TRACE MERGER SUB, INC.



         By:  /s/ Tambra S. King
             ---------------------------
           Name:  Tambra S. King
           Title: Vice President


         FOAMEX INTERNATIONAL INC.



         By:  /s/ Andrea Farace
             ---------------------------
           Name:  Andrea Farace
           Title: Chief Executive Officer




              /s/ Marshall S. Cogan
             ---------------------------
                  Marshall S. Cogan

                                  Exhibit Index



17(a)    To be filed by amendment.


17(b) Opinion of The Beacon Group Capital Services, LLC, dated June 25, 1998 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as
         Exhibit 17(d)).

17(c) Agreement and Plan of Merger, dated as of June 25, 1998, among Trace, Merger Sub and Foamex International, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 6, 1998 (incorporated by reference to Appendix A to the Proxy Statement attached hereto as Exhibit 17(d)).


17(d) Amended preliminary copy of Letter to Stockholders, Notice of Special Meeting of Stockholders and form of proxy, and Amendment No. 1 to Preliminary Proxy Statement, each relating to the special meeting of Stockholders of Foamex International.


17(e) Statement of appraisal rights (Section 262 of the Delaware General Corporation Law) (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d)).